Contact

kenyong06@gmail.com

www.linkedin.com/in/ken-yong-cpa (LinkedIn)
sierratestinglaboratories.com (Other)
www.flc.losrios.edu/ (Other)

Top Skills

Microsoft Excel
Financial Statement Analysis
Client Services

Certifications

BMC [Bloomberg Market Concepts] Certification
MySQL Bootcamp | Certificate
Designing Tokenomics 101
Financial Planning & Analysis: Building a Company's Budget | Certificate

Honors-Awards

Enactus | Service Leadership Award
UCSB | Dean's Honors
NSLS | National Engaged Leader Award
Enactus | West Coast Regional Champion

Ken Yong, CPA

Finance Director
Los Angeles Metropolitan Area

Summary

A long-time crypto fanboy, I have direct experience in senior leadership roles working in both early and growth-stage crypto startups with expertise in the fields of:

> Operations & Process Enhancement
> Custody & Wallet Management
> Trading & Settlement
> Liquidity Management
> Finance & Accounting
> Governance & Compliance
> Risk Management
> FinOps & Financial Infrastructure
> Integrated Financial Services
> Project Management

As a transplant from Traditional Finance (“TradFi”), I have my roots in Asset Management within the fields of alternative investments & multi-asset strategies having worked for State Street & Franklin Templeton in roles comprising:

> Institutional Client Service
> Fund Accounting
> Operations
> Trade Monitoring
> Investment Compliance

Throughout my professional career I’ve attained numerous licenses & certifications including:

> Certified Public Accountant (CPA)
> Certified Cryptocurrency Auditor (CCA)
> Certified DAO Expert
> CFA Foundations Certification
> CFA Level II Candidate

> Real Estate Salespersons License

A fond believer in lifelong learning, I earned my bachelor's in Economics & Accounting from UC Santa Barbara and have strengthened my knowledge of Web3 by completing UC Berkeley's executive education certificate program in Blockchain & Cryptocurrencies: Technologies, Strategic Applications & Emerging Trends.

If interested in networking or in need of consulting services, please contact me directly via LinkedIn.

Experience

GigaStar
Director of Finance
April 2024 - Present (2 years 5 months)
Hollywood, California

CryptoCFOs
Member
January 2024 - Present (2 years 8 months)

Wall Street Blockchain Alliance
Member
July 2023 - Present (3 years 2 months)

Gate US
1 year 3 months

Head of Finance and Accounting
October 2023 - March 2024 (6 months)
Los Angeles, California, United States

Financial Controller
January 2023 - October 2023 (10 months)

Web3CFO.club
Member
January 2023 - December 2023 (1 year)

Juniper Trust Company

VP of Financial Operations & Founding Member

April 2022 - October 2022 (7 months)

Santa Fe, New Mexico, United States

iTrustCapital

10 months

Director of Finance & Liquidity

December 2021 - April 2022 (5 months)

Irvine, California, United States

BSA Officer

November 2021 - April 2022 (6 months)

Long Beach, California, United States

Operations Compliance Manager

July 2021 - November 2021 (5 months)

Long Beach, California, United States

Franklin Templeton

Portfolio Compliance Analyst

October 2018 - June 2021 (2 years 9 months)

Sacramento, California Area

Multi-Asset Solutions Group

State Street

Client Service Operations Specialist, Associate II

September 2016 - January 2018 (1 year 5 months)

Sacramento, California Area

Global Client Ops

EMEA International Funds Group

UCSB Investment Advisory Committee (IAC)

Macroeconomics Analyst

August 2015 - June 2016 (11 months)

Santa Barbara, California Area

- Conducted research and analysis on current domestic and international macroeconomics trends

- Responsible for presenting weekly reports to the committee that impacted buying and selling opportunities and examined broader risk exposure to portfolio assets

*University assets under management: $90,000+ [2016]

Chase

Teller

July 2015 - May 2016 (11 months)

- Greeted Bank Patrons, handled transactions, explained services and answered questions about bank policies
- Handled patron’s deposits, withdrawals, and credit card and loan payments
- Trained and acted in compliance with federal consumer banking regulations including, Fair Debt
Collection Practices Act, Fair Credit Reporting Act, Home Mortgage Disclosure Act, Equal Credit
Opportunity Act, and Truth in Lending Act

EY

Assurance Intern

June 2014 - August 2014 (3 months)

San Diego, California

- External auditing of financial statements of both public and private companies
- Operating in accordance to SOX
- Collaborated with dynamic teams to provide exceptional client service through testing internal controls, performing substantive audit procedures in accordance to GAAS and safeguarding confidential client information

Education

University of California, Santa Barbara

Bachelors, Economics and Accounting · (2013 - 2016)

UC Santa Barbara

Certificate, Strategic Business Program | UCSB Extension | Dept. of Economics · (2015 - 2016)

University of California, Berkeley, Haas School of Business

Certificate, Blockchain & Cryptocurrencies: Technologies, Strategic Applications & Emerging Trends, Executive Education · (2022)

University of California, Santa Barbara

Certificate, Sport Management Program | Dept. of Exercise & Sport Studies · (2013 - 2015)

Folsom Lake College

Associate of Science - AS, Business Administration | Highest Honors · (2016 - 2017)